Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 24 DATED DECEMBER 24, 2014
TO THE PROSPECTUS DATED APRIL 25, 2014
This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated April 25, 2014, as supplemented by supplement no. 12 dated September 10, 2014, supplement no. 22 dated December 11, 2014 and supplement no. 23 dated December 16, 2014. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our “Operating Partnership,” and to their subsidiaries. The purpose of this supplement is to disclose:

•	the acquisition and related financing of an office property consisting of three office buildings containing an aggregate of 815,018 rentable square feet in Emeryville, California; and

•	the acquisition and related financing of an office property containing 346,451 rentable square feet in St. Louis, Missouri.
Towers at Emeryville
Acquisition of Towers at Emeryville
On December 23, 2014, we, through an indirect wholly owned subsidiary (the “Towers at Emeryville Buyer”), acquired an office property consisting of three office buildings containing an aggregate of 815,018 rentable square feet located on approximately 16.1 acres of land in Emeryville, California (the “Towers at Emeryville”). The seller is not affiliated with us or our advisor.
The purchase price of the Towers at Emeryville was $248.0 million plus closing costs.  We funded the purchase of the Towers at Emeryville with proceeds from the Towers at Emeryville Mortgage Loan (defined below) and proceeds from this offering.
The three office buildings of the Towers at Emeryville were completed in 1972, 1975 and 1985, respectively, and each was renovated in 1998 and 2012. As of December 23, 2014, Towers at Emeryville was approximately 84% leased to approximately 85 tenants. The current aggregate annual effective base rent, which is calculated as the annualized contractual base rental income (net of rental abatements), for the tenants of the Towers at Emeryville is approximately $20.3 million. The current weighted-average remaining lease term for the tenants is approximately 3.3 years.  The current weighted-average rental rate (net of rental abatements) over the remaining lease term is $33.55 per square foot.  Currently, no tenant individually occupies more than 10% of the rentable square feet of the property.
Related Financing of Towers at Emeryville
On December 23, 2014, in connection with the acquisition of the Towers at Emeryville, the Towers at Emeryville Buyer entered into a mortgage loan with Bank of America, N.A., an unaffiliated lender, for borrowings of up to $175.0 million secured by the Towers at Emeryville (the “Towers at Emeryville Mortgage Loan”). At closing, $142.5 million of the loan was funded and the remaining $32.5 million was available for future disbursements to be used for tenant improvements, lease commissions and capital improvements, subject to certain terms and conditions contained in the loan documents. The Towers at Emeryville Mortgage Loan matures on January 15, 2018, with one two-year extension option, subject to certain terms and conditions contained in the loan documents. The Towers at Emeryville Mortgage Loan bears interest at a floating rate of 175 basis points over one-month LIBOR. Monthly payments are initially interest-only, with monthly payments during the extension period to include principal and interest with principal payments calculated using an amortization schedule of 30 years at an interest rate of 6.00%. The Towers at Emeryville Buyer has the right to repay the loan in part and in whole subject to certain fees, expenses and conditions, all as described in the loan documents.
KBS REIT Properties III, LLC (“REIT Properties III”), our wholly owned subsidiary, is providing a guaranty of 25% of the principal outstanding under the Towers at Emeryville Mortgage Loan on the date the loan becomes due and payable in full. REIT Properties III is also providing a guaranty with respect to any deficiency, loss or damage suffered by the lender under the Towers at Emeryville Mortgage Loan as a result of certain intentional actions committed by the Towers at Emeryville Buyer and/or REIT Properties III in violation of the loan documents. REIT Properties III is also providing a guaranty of the principal balance and any interest or other sums outstanding under the Towers at Emeryville Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the Towers at Emeryville Buyer, REIT Properties III and/or any of their affiliates.

101 South Hanley
On December 24, 2014, we, through an indirect wholly owned subsidiary (the “101 South Hanley Buyer”), acquired an office property containing 346,451 rentable square feet located on approximately 1.8 acres of land in St. Louis, Missouri (“101 South Hanley”). The seller is not affiliated with us or our advisor.
The purchase price of 101 South Hanley was $62.3 million plus closing costs.  We funded the purchase of 101 South Hanley with proceeds from the 101 South Hanley Mortgage Loan (defined below) and proceeds from this offering.
101 South Hanley was completed in 1986. As of December 24, 2014, 101 South Hanley was approximately 92% leased to 28 tenants with a weighted-average remaining lease term of 5.8 years.
Related Financing of 101 South Hanley
On December 24, 2014, in connection with the acquisition of 101 South Hanley, the 101 South Hanley Buyer entered into a mortgage loan with an unaffiliated lender for borrowings of up to $47.2 million secured by 101 South Hanley (the “101 South Hanley Mortgage Loan”). At closing, $34.5 million of the loan was funded and the remaining $12.7 million was available for future disbursements to be used for tenant improvements, lease commissions and capital improvements, subject to certain terms and conditions contained in the loan documents. The 101 South Hanley Mortgage Loan matures on January 1, 2020. The 101 South Hanley Mortgage Loan bears interest at a floating rate of 155 basis points over one-month LIBOR. Monthly payments are initially interest-only. Beginning February 1, 2018, monthly payments include principal and interest with principal payments calculated using an amortization schedule of 30 years and an interest rate of 6.0%. The 101 South Hanley Buyer has the right to repay the loan in part and in whole subject to an exit fee, in certain circumstances, and other fees, expenses and conditions, all as described in the loan documents.
REIT Properties III is providing a guaranty of 25% of the principal outstanding under the 101 South Hanley Mortgage Loan on the date the loan becomes due and payable in full. REIT Properties III is also providing a guaranty with respect to certain potential fees, costs, expenses, losses or damages incurred or suffered by the lender under the 101 South Hanley Mortgage Loan as a result of certain intentional actions committed by us, the 101 South Hanley Buyer, REIT Properties III, KBS Capital Advisors LLC, our external advisor, and/or any affiliate us or REIT Properties III in violation of the loan documents. REIT Properties III is also providing a guaranty of the principal balance and any interest or other sums outstanding under the 101 South Hanley Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the 101 South Hanley Buyer or REIT Properties III.

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